UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of June 2006

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

PRESS RELEASE

AWARDED THE FIRST DESIGN, BUILD & OPERATE CONTRACT FOR THE
WASTEWATER TREATMENT PLANT IN ROCKLAND COUNTY IN THE STATE OF NEW YORK

Paris, June 19, 2006. After a call for tender, Veolia Water North America, a Veolia Water subsidiary, has been awarded a contract to design, build and operate a wastewater treatment plant for Rockland County in the State of New York. It is the first design, build & operate contract for a greenfield wastewater treatment plant awarded in this state. The contract will generate total revenues of nearly 35 million euros (US$45 million) for Veolia Water.

Veolia Water Solutions & Technologies, working through its US subsidiary, will be responsible for the design and build phase, in partnership with Jett Industries, Camp Dresser & McKee and Delaware Engineering. On completion of this two-year phase, Veolia Water North America will operate the plant under a five-year contract. The operating contract will include management of maintenance and repairs, sludge thickening and removal, and operation of an analysis and control laboratory.

The plant will be located in Hillburn, 30 km from New York City. It will have the capacity to treat 5 600 m3/day and will be equipped with state-of-the-art technology – such as sequential batch reactors (ICEAS®) and ultraviolet disinfection – delivering effluent quality treatment that exceeds the environmental standards set by the US Environmental Protection Agency and the legislation of the State of New York. The installation will be built in an enclosed structure to reduce odors.

According to Antoine Frérot, Head of the Water Division: "The technologies used, combined with our know-how in wastewater treatment, will greatly enhance protection of surface water and groundwater by preserving the aquifer of Ramapo Valley, which supplies drinking water to over 280,000 inhabitants of Rockland country and one million people in New Jersey."

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Veolia Water, the water division of Veolia Environnement, is the world leader in water and wastewater services. Specialized in outsourcing services for municipal authorities, as well as industrial and service companies, it is also one of the world's major designers of technological solutions and constructor of facilities needed in water and wastewater services. Veolia Water serves 108 million people worldwide. With 70,700 employees, its 2005 revenues amounted to €8.9 billion. www.veoliawater.com.

Veolia Water North America is the leader in municipal and industrial water services. The company serves over 600 communities and 15 million people throughout the USA.

Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is world leader in environmental services. With more than 270,000 employees the company has operations all around the world and provides tailored solutions to meet the needs of industrial and municipal customers in four complementary segments: water management, waste management, energy management and passenger transportation. Veolia Environnement recorded revenue of €25.2 billion in 2005. www.veolia.com

Important Disclaimer
Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Nathalie Pinon - Tel. +33 1 71 75 01 67

US investor contact: Brian Sullivan - Tel +(1) 630 371 2749

Press release also available on our web site: http://www.veolia-finance.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 20, 2006

VEOLIA ENVIRONNEMENT
By:	/s/ Alain Tchernonog
Name: Alain Tchernonog
Title: General Counsel